     EXHIBIT 12

Andrew Corporation
Ratio of Earnings to Fixed Charges and Preferred Stock
(In thousands)

	As of or For the Year Ended September 30
	2004	2003	2002	2001	2000
Income from Continuing Operations Before Income Taxes	$48,923	$23,326	$13,070	$101,392	$129,139
Minority Interest (Income) Expense	43	12	(316)	(2,422)	1,981
Loss from Equity Investments	—	—	134	618	3,626
Fixed Charges	22,115	16,812	8,824	11,158	12,267

Adjusted Earnings	71,081	40,150	21,712	110,746	147,013
Fixed Charges
Interest Expense	14,868	5,675	5,079	7,413	8,862
Rent Expense (1)	6,540	4,678	3,745	3,745	3,405
Preferred Stock Dividends	707	6,459	—	—	—

Fixed Charges	$22,115	$16,812	$8,824	$11,158	$12,267
Ratio of Earnings to Fixed Charges	3.2	2.4	2.5	9.9	12.0

(1) Rent included in this computation consists of one-third of rental expense which Andrew believes to be a conservative estimate of the interest component of rent expense.

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